SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-291

SW Acquisition, L.P.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
SW Acquisition, L.P.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company

TNP Enterprises, Inc.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company

Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility

First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation

First Choice Special Purpose, Inc.+	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

Texas Generating Company, LP*	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose limited partnership (presently inactive)

Texas Generating Company II, L.L.C.*	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose limited liability company (presently inactive)

Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation

+	Wholly owned subsidiary of First Choice Power, Inc.
*	Texas-New Mexico Power Company owns a 99% limited partnership interest. Texas Generating Company II, LLC owns a 1% general partnership interest.
**	Wholly-owned subsidiary of Texas-New Mexico Power Company

2. TNP Enterprises, Inc. (Enterprises) is a wholly owned subsidiary of SW Acquisition, L.P.

The following is a brief description of the properties of claimant and of its subsidiary Enterprises, a holding company exempt under Section 3(a)(1) of the Act, its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States. No other subsidiaries of Enterprises or TNMP own or operate transmission, distribution or generation facilities or are otherwise engaged in transmission, distribution or generation activities.

Enterprises owns all of the issued and outstanding common stock of its principal operating subsidiaries: TNMP, an electric public utility corporation, and First Choice Power (FCP), a retail electric provider.

TNMP provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 47,700 customers in nine municipalities and adjacent rural areas in New Mexico. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

Within Texas, TNMP is a regulated public utility that during 2003 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

•	56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

•	14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

•	Six communities in far west Texas between Midland and El Paso.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

3. Certain information, for the calendar year 2003 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

(a)	Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004 -File No. 69-291.

(b)	MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291.

(c)	MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291.

(d)	MWH purchased and related expenses.

See TNP Enterprises, Inc. U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291.

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2003, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2003 calendar year.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2003, including Item Nos. 1, 2, and 3.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

SW Acquisition, L.P. By: SW I Acquisition GP, L.P. as General Partner By: SW II Acquisition, LLC as General Partner

By:	/s/ William J. Catacosinos

William J. Catacosinos Manager

Attest:

/s/ Kathleen A. Marion

Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos

SW Acquisition, L.P.

2 Robbins Lane Suite 201

Jericho, NY 11753

With a copy to:

Paul W. Talbot

Texas-New Mexico Power Company

P.O. Box 2943

Fort Worth, TX 76113

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME (LOSS)

For the Year Ended December 31, 2003

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291.

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

December 31, 2003

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES

Financial Data Schedule

For the Period Ending December 31, 2003

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/27/2004—File No. 69-291